Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income II, Inc.

File No. of Related Registration Statement: 333-267988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2022

Oaktree Specialty Lending Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00755	26-1219283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	OCSL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On November 15, 2022, Oaktree Specialty Lending Corporation (the “Company”) issued a press release announcing its financial results for the fiscal quarter and year ended September 30, 2022. A copy of the press release is attached hereto as Exhibit 99.1.

On November 15, 2022, the Company will host a conference call to discuss its financial results for the fiscal quarter and year ended September 30, 2022. In connection therewith, the Company provided an investor presentation on its website at http://www.oaktreespecialtylending.com. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information disclosed under this Item 2.02, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release of Oaktree Specialty Lending Corporation dated November 15, 2022

99.2	Oaktree Specialty Lending Corporation Fourth Quarter and Fiscal Year 2022 Earnings Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE SPECIALTY LENDING CORPORATION

Date: November 15, 2022	By:	/s/ Christopher McKown
Name: Christopher McKown Title: Chief Financial Officer and Treasurer

Exhibit 99.1

Oaktree Specialty Lending Corporation Announces Fourth Fiscal Quarter and Full Year 2022 Financial Results and Declares Increased Quarterly Distribution of $0.18 Per Share and Special Distribution of $0.14 Per Share

LOS ANGELES, CA, November 15, 2022 - Oaktree Specialty Lending Corporation (NASDAQ: OCSL) (“Oaktree Specialty Lending” or the “Company”), a specialty finance company, today announced its financial results for the fiscal quarter and year ended September 30, 2022.

Financial Highlights for the Quarter and Year Ended September 30, 2022

•

Total investment income was $70.1 million ($0.38 per share) and $262.5 million ($1.44 per share) for the fourth fiscal quarter and full year, respectively, as compared with $63.1 million ($0.34 per share) and $209.4 million ($1.29 per share) for the third fiscal quarter of 2022 and the full year of 2021. Adjusted total investment income was $68.0 million ($0.37 per share) and $251.3 million ($1.38 per share) for fiscal quarter and full year ended September 30, 2022, as compared with $60.9 million ($0.33 per share) and $198.1 million ($1.22 per share) for the third fiscal quarter of 2022 and the full year of 2021. The increase for the quarter was primarily driven by higher interest income resulting from rising base rates, partially offset by lower prepayment fees. The increase for the full year was primarily driven by higher interest income resulting from rising base rates and a larger investment portfolio.

•

GAAP net investment income was $35.9 million ($0.20 per share) and $148.6 million ($0.82 per share) for the fourth fiscal quarter and full year, respectively, as compared with $40.4 million ($0.22 per share) and $97.1 million ($0.60 per share) for the third fiscal quarter of 2022 and the full year of 2021. The decrease for the quarter was principally from a reversal of accrued capital gains incentive fees in the prior quarter and higher interest expense, partially offset by higher total investment income. The full year increase was primarily driven by higher total investment income and a reversal of accrued capital gains incentive fees, partially offset by higher interest expense, base management fees (net of waivers) and part I incentive fees.

•

Adjusted net investment income was $33.7 million ($0.18 per share) and $128.6 million ($0.71 per share) for the fourth fiscal quarter and full year, as compared with $31.4 million ($0.17 per share) and $103.4 million ($0.64 per share) for the third fiscal quarter of 2022 and the full year of 2021. The increase for the quarter primarily reflected higher adjusted total investment income, partially offset by higher interest expense. The increase for the full year was primarily driven by higher adjusted total investment income, partially offset by higher interest expense, base management fees (net of waivers) and part I incentive fees.

•

Net asset value (“NAV”) per share was $6.79 as of September 30, 2022, as compared with $6.89 as of June 30, 2022. The decrease primarily reflected credit spread widening on debt investments and unrealized losses on certain equity investments, partially offset by undistributed net investment income. The NAV decline from $7.28 as of September 30, 2021 primarily reflected credit spread widening on debt investments and unrealized losses on certain equity investments, partially offset by undistributed net investment income.

•

Originated $97.0 million of new investment commitments and received $146.1 million of proceeds from prepayments, exits, other paydowns and sales during the quarter ended September 30, 2022. The weighted average yield on new debt investments was 9.9%.

•	No investments were on non-accrual status as of September 30, 2022.

•

Total debt outstanding was $1,350.0 million as of September 30, 2022. The total debt to equity ratio was 1.08x, and the net debt to equity ratio was 1.06x, after adjusting for cash and cash equivalents.

•

Liquidity as of September 30, 2022 was composed of $23.5 million of unrestricted cash and cash equivalents and $500.0 million of undrawn capacity under the credit facilities (subject to borrowing base and other limitations). Unfunded investment commitments were $224.2 million, or $175.2 million excluding unfunded commitments to the Company’s joint ventures. Of the $175.2 million, approximately $141.9 million can be drawn immediately with the remaining amount subject to certain milestones that must be met by portfolio companies.

•

A quarterly cash distribution was declared of $0.18 per share, up 6% from the prior quarter and the tenth consecutive quarterly distribution increase. The distribution is payable in cash on December 30, 2022 to stockholders of record on December 15, 2022.

•	A special distribution was also declared of $0.14 per share payable in cash on December 30, 2022 to stockholders of record on December 15, 2022.

Armen Panossian, Chief Executive Officer and Chief Investment Officer, said, “We delivered another quarter of exceptional results, ending our fiscal year with strong momentum. Over the course of the year, we prudently grew our portfolio, selectively investing across non-sponsor and sponsor-owned companies, while maintaining excellent credit quality. Additionally, rising base rates supported investment income, given our portfolio’s exposure to floating rate loans. We generated a record level of adjusted net investment income for the year as a result, with an ROE of nearly 10%, and we increased the dividend level by 16%. As we look ahead to fiscal year 2023, we believe our substantial dry powder and defensively positioned portfolio position us well for what looks to be a continuing volatile market environment.”

Distribution Declaration

The Board of Directors declared a quarterly distribution of $0.18 per share, an increase of 6%, or $0.01 per share, from the prior quarter and the tenth consecutive quarterly distribution increase. The distribution is payable in cash on December 30, 2022 to stockholders of record on December 15, 2022.

The Board of Directors also declared a special distribution of $0.14 per share payable in cash on December 30, 2022 to stockholders of record on December 15, 2022 to offset an increase in taxable income driven by gains on foreign currency forward contracts and equity investments held through a taxable subsidiary.

Distributions are paid primarily from distributable (taxable) income. To the extent taxable earnings for a fiscal taxable year fall below the total amount of distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to the Company’s stockholders.

Results of Operations

	For the three months ended			For the year ended

($ in thousands, except per share data)	September 30, 2022 (unaudited)	June 30, 2022 (unaudited)	September 30, 2021 (unaudited)	September 30, 2022	September 30, 2021

GAAP operating results:
Interest income	$61,719	$54,728	$55,094	$228,916	$174,381

PIK interest income	6,011	5,178	4,960	20,526	16,447

Fee income	1,539	2,275	645	6,631	14,098

Dividend income	875	956	3,101	6,447	4,459

Total investment income	70,144	63,137	63,800	262,520	209,385

Net expenses	34,286	22,767	28,321	110,591	109,484

Net investment income before taxes	35,858	40,370	35,479	151,929	99,901

(Provision) benefit for taxes on net investment income	—	—	(2,437)	(3,308)	(2,795)

Net investment income	35,858	40,370	33,042	148,621	97,106

Net realized and unrealized gains (losses), net of taxes	(22,650)	(78,204)	3,519	(119,398)	140,154

Net increase (decrease) in net assets resulting from operations	$13,208	$(37,834)	$36,561	$29,223	$237,260

Total investment income per common share	$0.38	$0.34	$0.35	$1.44	$1.29

Net investment income per common share	$0.20	$0.22	$0.18	$0.82	$0.60

Net realized and unrealized gains (losses), net of taxes per common share	$(0.12)	$(0.43)	$0.02	$(0.66)	$0.86

Earnings (loss) per common share — basic and diluted	$0.07	$(0.21)	$0.20	$0.16	$1.46

Non-GAAP Financial Measures[1]:

Adjusted total investment income	$67,971	$60,949	$58,229	$251,303	$198,089

Adjusted net investment income	$33,685	$31,386	$29,100	$128,613	$103,425

Adjusted net realized and unrealized gains (losses), net of taxes	$(20,477)	$(76,016)	$9,088	$(108,183)	$117,372

Adjusted earnings (loss)	$13,208	$(37,834)	$36,559	$29,221	$203,182

Adjusted total investment income per share	$0.37	$0.33	$0.32	$1.38	$1.22

Adjusted net investment income per share	$0.18	$0.17	$0.16	$0.71	$0.64

Adjusted net realized and unrealized gains (losses), net of taxes per share	$(0.11)	$(0.41)	$0.05	$(0.59)	$0.72

Adjusted earnings (loss) per share	$0.07	$(0.21)	$0.20	$0.16	$1.25

1 See Non-GAAP Financial Measures below for a description of the non-GAAP measures and the reconciliations from the most comparable GAAP financial measures to the Company’s non-GAAP measures, including on a per share basis. The Company’s management uses these non-GAAP financial measures internally to analyze and evaluate financial results and performance and believes that these non-GAAP financial measures are useful to investors as an additional tool to evaluate ongoing results and trends for the Company and to review the Company’s performance without giving effect to non-cash income/gain resulting from the merger of Oaktree Strategic Income Corporation with and into the Company (the “OCSI Merger”) and in the case of adjusted net investment income, without giving effect to capital gains incentive fees. The presentation of non-GAAP measures is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

	As of

($ in thousands, except per share data and ratios)	September 30, 2022		June 30, 2022 (unaudited)		September 30, 2021

Select balance sheet and other data:

Cash and cash equivalents	$23,528		$34,306		$29,334

Investment portfolio at fair value	2,494,111		2,565,389		2,556,629

Total debt outstanding (net of unamortized financing costs)	1,301,043		1,356,606		1,268,743

Net assets	1,245,563		1,263,529		1,312,823

Net asset value per share	6.79		6.89		7.28

Total debt to equity ratio	1.08	x	1.10	x	0.97	x

Net debt to equity ratio	1.06	x	1.08	x	0.95	x

Adjusted total investment income for the quarter ended September 30, 2022 was $68.0 million and included $59.6 million of interest income from portfolio investments, $6.0 million of payment-in-kind (“PIK”) interest income, $1.5 million of fee income and $0.9 million of dividend income. The increase of $7.0 million was primarily driven by $7.8 million of higher interest income primarily driven by the impact of rising interest rates on the Company’s floating rate investments, partially offset by $0.7 million of lower fee income primarily driven by lower prepayment fees.

Adjusted total investment income for full-year 2022 was $251.3 million and included $217.8 million of interest income from portfolio investments, $20.5 million of payment-in-kind (“PIK”) interest income, $6.6 million of fee income and $6.4 million of dividend income. The increase of $53.2 million for the year ended September 30, 2022 was primarily driven by $58.7 million of higher interest income principally due to the impact of rising interest rates on our floating rate investments and net portfolio growth from new originations and the increase in assets resulting from the OCSI Merger that was completed during the quarter ended March 31, 2021. Also contributing to the increase was $2.0 million of higher dividend income primarily driven by higher dividends received from the Company’s investment in the SLF JV I, partially offset by $7.5 million of lower fee income primarily driven by lower prepayment fees.

Net expenses for the quarter ended September 30, 2022 totaled $34.3 million, up $11.5 million from the quarter ended June 30, 2022. The increase primarily reflected a $6.8 million reversal of accrued capital gains incentive fees in the prior quarter, $3.9 million of higher interest expense as a result of the impact of rising interest rates on the Company’s floating rate liabilities, $0.5 million of higher part I incentive fees and $0.5 million of higher professional fees.

Net expenses for full-year 2022 totaled $110.6 million, up $1.1 million from the year ended September 30, 2021. The increase was primarily driven by $16.4 million of higher interest expense as a result of higher average borrowings outstanding and the impact of rising interest rates on the Company’s floating rate liabilities, $5.9 million of higher management fees (net of waivers) as a result of a larger investment portfolio and $5.0 million of higher part I incentive fees. This was partially offset by $26.4 million of lower accrued capital gains incentive fees.

Adjusted net investment income was $33.7 million ($0.18 per share) for the quarter ended September 30, 2022, up from $31.4 million ($0.17 per share) for the quarter ended June 30, 2022. The increase of $2.3 million primarily reflected $7.0 million of higher adjusted total investment income, partially offset by $3.9 million of higher interest expense, $0.5 million of higher part I incentive fees and $0.5 million of higher professional fees.

Adjusted net investment income was $128.6 million ($0.71 per share) for full-year 2022, up from $103.4 million ($0.64 per share) for the year ended September 30, 2021. The increase of $25.2 million primarily reflected $53.2 million of higher adjusted total investment income, partially offset by $16.4 million of higher interest expense, $5.9 million of higher management fees (net of waivers) and $5.0 million of higher part I incentive fees.

Adjusted net realized and unrealized losses, net of taxes, were $20.5 million and $108.2 million for the quarter and year ended September 30, 2022, primarily reflecting credit spread widening on debt investments and unrealized losses on certain equity investments.

Portfolio and Investment Activity

	As of

($ in thousands)	September 30, 2022 (unaudited)	June 30, 2022 (unaudited)	September 30, 2021 (unaudited)

Investments at fair value	$2,494,111	$2,565,389	$2,556,629

Number of portfolio companies	149	151	138

Average portfolio company debt size	$16,500	$16,700	$18,700

Asset class:

Senior secured debt	86.9%	86.6%	86.7%

Unsecured debt	2.3%	2.5%	1.7%

Equity	4.2%	4.3%	4.2%

JV interests	6.7%	6.6%	7.4%

			—%

Non-accrual debt investments:

Non-accrual investments at fair value	$—	$—	$—

Non-accrual investments as a percentage of debt investments	—%	—%	—%

Number of investments on non-accrual	—	—	—

Interest rate type:

Percentage floating-rate	86.5%	87.8%	91.5%

Percentage fixed-rate	13.5%	12.2%	8.5%

Yields:

Weighted average yield on debt investments[1]	10.6%	9.3%	8.7%

Cash component of weighted average yield on debt investments	9.3%	8.2%	7.4%

Weighted average yield on total portfolio investments[2]	10.2%	9.0%	8.3%

Investment activity:

New investment commitments	$97,000	$131,900	$385,000

New funded investment activity[3]	$84,500	$130,000	$416,400

Proceeds from prepayments, exits, other paydowns and sales	$146,100	$129,900	$201,800

Net new investments[4]	$(61,600)	$100	$214,600

Number of new investment commitments in new portfolio companies	6	12	14

Number of new investment commitments in existing portfolio companies	5	16	6

Number of portfolio company exits	8	7	11

[1]

Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments, including the Company’s share of the return on debt investments in SLF JV I and Glick JV, and excluding any amortization or accretion of interest income resulting solely from the cost basis established by ASC 805 (see Non-GAAP Financial Measures below) for the assets acquired in connection with the OCSI Merger.

[2]

Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments and dividend income, including the Company’s share of the return on debt investments in SLF JV I and Glick JV, and excluding any amortization or accretion of interest income resulting solely from the cost basis established by ASC 805 for the assets acquired in connection with the OCSI Merger.

[3]	New funded investment activity includes drawdowns on existing revolver and delayed draw term loan commitments.
[4]	Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

As of September 30, 2022, the fair value of the investment portfolio was $2.5 billion and was composed of investments in 149 companies. These included debt investments in 135 companies, equity investments in 38 companies, and the Company’s joint venture investments in SLF JV I (“SLF JV I”) and OCSI Glick JV LLC (“Glick JV”). 26 of the equity investments were in companies in which the Company also had a debt investment.

As of September 30, 2022, 95.0% of the Company’s portfolio at fair value consisted of debt investments, including 71.2% of first lien loans, 15.7% of second lien loans and 8.1% of unsecured debt investments, including the debt investments in SLF JV I and Glick JV. This compared to 70.0% of first lien loans, 16.6% of second lien loans and 8.2% of unsecured debt investments, including the debt investments in SLF JV I and Glick JV, as of June 30, 2022.

As of September 30, 2022, there were no investments on non-accrual status.

The Company’s investments in SLF JV I totaled $117.0 million at fair value as of September 30, 2022, down 2% from $119.3 million as of June 30, 2022. The decrease was primarily driven by SLF JV’s use of leverage and unrealized price declines in the underlying investment portfolio resulting from broader credit market volatility and was partially offset by undistributed net investment income.

As of September 30, 2022, SLF JV I had $385.2 million in assets, including senior secured loans to 60 portfolio companies. This compared to $365.0 million in assets, including senior secured loans to 56 portfolio companies, as of June 30, 2022. As of September 30, 2022, there were no investments held by SLF JV I on non-accrual status. SLF JV I generated cash interest income of $2.2 million for the Company during the quarter ended September 30, 2022, up from $1.9 million in the prior quarter. In addition, SLF JV I generated dividend income of $0.9 million for the Company during the quarter ended September 30, 2022, which was unchanged as compared to the prior quarter. As of September 30, 2022, SLF JV I had $30.0 million of undrawn capacity (subject to borrowing base and other limitations) on its $260 million senior revolving credit facility, and its debt to equity ratio was 1.7x.

The Company’s investments in Glick JV totaled $50.3 million at fair value as of September 30, 2022, down 1% from $50.6 million as of June 30, 2022. The decline was primarily driven by Glick JV’s use of leverage and unrealized price declines in the underlying investment portfolio resulting from broader market volatility.

As of September 30, 2022, Glick JV had $146.8 million in assets, including senior secured loans to 43 portfolio companies. This compared to $141.5 million in assets, including senior secured loans to 43 portfolio companies, as of June 30, 2022. As of September 30, 2022, there were no investments held by Glick JV on non-accrual status. Glick JV generated cash interest income of $1.0 million during the quarter ended September 30, 2022, up from $0.8 million in the prior quarter. As of September 30, 2022, Glick JV had $7.9 million of undrawn capacity (subject to borrowing base and other limitations) on its $90 million senior revolving credit facility, and its debt to equity ratio was 1.4x.

Liquidity and Capital Resources

As of September 30, 2022, the Company had total principal value of debt outstanding of $1,350.0 million, including $700.0 million of outstanding borrowings under its revolving credit facilities, $300.0 million of the 3.500% Notes due 2025 and $350.0 million of the 2.700% Notes due 2027. The funding mix was composed of 52% secured and 48% unsecured borrowings as of September 30, 2022. The Company was in compliance with all financial covenants under its credit facilities as of September 30, 2022.

As of September 30, 2022, the Company had $23.5 million of unrestricted cash and cash equivalents and $500.0 million of undrawn capacity on its credit facilities (subject to borrowing base and other limitations). As of September 30, 2022, unfunded investment commitments were $224.2 million, or $175.2 million excluding unfunded commitments to the Company’s joint ventures. Of the $175.2 million, approximately $141.9 million could be drawn immediately with the remaining amount subject to certain milestones that must be met by portfolio companies. The Company has analyzed cash and cash equivalents, availability under its credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believes its liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.

As of September 30, 2022, the weighted average interest rate on debt outstanding, including the effect of the interest rate swap agreement, was 4.4%, up from 3.2% as of June 30, 2022, primarily driven by the impact of rising interest rates on the Company’s floating rate liabilities.

The Company’s total debt to equity ratio was 1.08x and 1.10x as of September 30, 2022 and June 30, 2022, respectively. The Company’s net debt to equity ratio was 1.06x and 1.08x as of September 30, 2022 and June 30, 2022, respectively.

OSI 2 Merger Update

On September 15, 2022, the Company entered into an agreement to merge with Oaktree Strategic Income II, Inc. (“OSI 2”), an affiliated business development company managed by Oaktree Fund Advisors, LLC, with the Company as the surviving company. Under the terms of the proposed merger, OSI 2 shareholders will receive an amount of shares of the Company’s common stock with a NAV equal to the NAV of shares of OSI 2 common stock that they hold at the time of closing.

On October 24, 2022, the Company filed a preliminary registration statement on Form N-14, which included a joint proxy statement of the Company and OSI 2 and the Company’s prospectus. The registration statement on Form N-14 is subject to review by the SEC. Once the registration statement on Form N-14 is declared effective, the Company will file its final joint proxy statement/prospectus with the SEC and begin mailing proxies to stockholders. The transaction is subject to approval by OSI 2 and the Company’s stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2023.

Non-GAAP Financial Measures

On a supplemental basis, the Company is disclosing certain adjusted financial measures, each of which is calculated and presented on a basis of methodology other than in accordance with GAAP (“non-GAAP”). The Company’s management uses these non-GAAP financial measures internally to analyze and evaluate financial results and performance and believes that these non-GAAP financial measures are useful to investors as an additional tool to evaluate ongoing results and trends for the Company and to review the Company’s performance without giving effect to non-cash income/gain resulting from the OCSI Merger and in the case of adjusted net investment income, without giving effect to capital gains incentive fees. The presentation of the below non-GAAP measures is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation.

•

“Adjusted Total Investment Income” and “Adjusted Total Investment Income Per Share” – represents total investment income excluding any amortization or accretion of interest income resulting solely from the cost basis established by ASC 805 (see below) for the assets acquired in connection with the OCSI Merger.

•

“Adjusted Net Investment Income” and “Adjusted Net Investment Income Per Share” – represents net investment income, excluding (i) any amortization or accretion of interest income resulting solely from the cost basis established by ASC 805 (see below) for the assets acquired in connection with the OCSI Merger and (ii) capital gains incentive fees (“Part II incentive fees”).

•

“Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes” and “Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes Per Share” – represents net realized and unrealized gains (losses) net of taxes excluding any net realized and unrealized gains (losses) resulting solely from the cost basis established by ASC 805 (see below) for the assets acquired in connection with the OCSI Merger.

•

“Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) Per Share” – represents the sum of (i) Adjusted Net Investment Income and (ii) Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes and includes the impact of Part II incentive fees[1], if any.

On March 19, 2021, the Company completed the OCSI Merger. The OCSI Merger was accounted for as an asset acquisition in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations—Related Issues (“ASC 805”). The consideration paid to stockholders of Oaktree Strategic Income Corporation (“OCSI”) was allocated to the individual assets acquired and liabilities assumed based on the relative fair values of the net identifiable assets acquired other than “non-qualifying” assets, which established a new cost basis for the acquired OCSI investments under ASC 805 that, in aggregate, was significantly lower than the historical cost basis of the acquired OCSI investments prior to the OCSI Merger. Additionally, immediately following the completion of the OCSI Merger, the acquired OCSI investments were marked to their respective fair values under ASC 820, Fair Value Measurements, which resulted in unrealized appreciation. The new cost basis established by ASC 805 on debt investments acquired will accrete over the life of each respective debt investment through interest income, with a corresponding adjustment recorded to unrealized appreciation on such investment acquired through its ultimate disposition. The new cost basis established by ASC 805 on equity investments acquired will not accrete over the life of such investments through interest income and, assuming no subsequent change to the fair value of the equity investments acquired and disposition of such equity investments at fair value, the Company will recognize a realized gain with a corresponding reversal of the unrealized appreciation on disposition of such equity investments acquired.

The Company’s management uses the non-GAAP financial measures described above internally to analyze and evaluate financial results and performance and to compare its financial results with those of other business development companies that have not adjusted the cost basis of certain investments pursuant to ASC 805. The Company’s management believes “Adjusted Total Investment Income”, “Adjusted Total Investment Income Per Share”, “Adjusted Net Investment Income” and “Adjusted Net Investment Income Per Share” are useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to the accretion income resulting from the new cost basis of the OCSI investments acquired in the OCSI Merger because these amounts do not impact the fees payable to Oaktree Fund Advisors, LLC (the “Adviser”) under its amended and restated advisory agreement (the “A&R Advisory Agreement”), and specifically as its relates to “Adjusted Net Investment Income” and “Adjusted Net Investment Income Per Share”, without giving effect to Part II incentive fees. In addition, the Company’s management believes that “Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes”, “Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes Per Share”, “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) Per Share” are useful to investors as they exclude the non-cash income/gain resulting from the OCSI Merger and are used by management to evaluate the economic earnings of its investment portfolio. Moreover, these metrics align the Company’s key financial measures with the calculation of incentive

1 Adjusted earnings (loss) includes accrued Part II incentive fees. For the year ended September 30, 2022, $8.8 million of accrued Part II incentive fees were reversed. As of September 30, 2022, there was no accrued Part II incentive fee liability. Part II incentive fees are contractually calculated and paid at the end of the fiscal year in accordance with the A&R Advisory Agreement, which differs from Part II incentive fees accrued under GAAP. For the year ended September 30, 2022, no amounts were payable under the A&R Advisory Agreement.

fees payable to the Adviser under with the A&R Advisory Agreement (i.e., excluding amounts resulting solely from the lower cost basis of the acquired OCSI investments established by ASC 805 that would have been to the benefit of the Adviser absent such exclusion).

The following table provides a reconciliation of total investment income (the most comparable U.S. GAAP measure) to adjusted total investment income for the periods presented:

	For the three months ended						For the year ended

	September 30, 2022 (unaudited)		June 30, 2022 (unaudited)		September 30, 2021 (unaudited)		September 30, 2022		September 30, 2021

($ in thousands, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share

GAAP total investment income	$70,144	$0.38	$63,137	$0.34	$63,800	$0.35	$262,520	$1.44	$209,385	$1.29

Less: Interest income accretion related to merger accounting adjustments	(2,173)	(0.01)	(2,188)	(0.01)	(5,571)	(0.03)	(11,217)	(0.06)	(11,296)	(0.07)

Adjusted total investment income	$67,971	$0.37	$60,949	$0.33	$58,229	$0.32	$251,303	$1.38	$198,089	$1.22

The following table provides a reconciliation of net investment income (the most comparable U.S. GAAP measure) to adjusted net investment income for the periods presented:

	For the three months ended						For the year ended

	September 30, 2022 (unaudited)		June 30, 2022 (unaudited)		September 30, 2021 (unaudited)		September 30, 2022		September 30, 2021

($ in thousands, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share

GAAP net investment income	$35,858	$0.20	$40,370	$0.22	$33,042	$0.18	$148,621	$0.82	$97,106	$0.60

Less: Interest income accretion related to merger accounting adjustments	(2,173)	(0.01)	(2,188)	(0.01)	(5,571)	(0.03)	(11,217)	(0.06)	(11,296)	(0.07)

Add: Part II incentive fee	—	—	(6,796)	(0.04)	1,629	0.01	(8,791)	(0.05)	17,615	0.11

Adjusted net investment income	$33,685	$0.18	$31,386	$0.17	29,100	$0.16	$128,613	$0.71	$103,425	$0.64

The following table provides a reconciliation of net realized and unrealized gains (losses), net of taxes (the most comparable U.S. GAAP measure) to adjusted net realized and unrealized gains (losses), net of taxes for the periods presented:

	For the three months ended						For the year ended

	September 30, 2022 (unaudited)		June 30, 2022 (unaudited)		September 30, 2021 (unaudited)		September 30, 2022		September 30, 2021

($ in thousands, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share

GAAP net realized and unrealized gains (losses), net of taxes	$(22,650)	$(0.12)	$(78,204)	$(0.43)	$3,519	$0.02	$(119,398)	$(0.66)	$140,154	$0.86

Less: Net realized and unrealized losses (gains) related to merger accounting adjustments	2,173	0.01	2,188	0.01	5,569	0.03	11,215	0.06	(22,782)	(0.14)

Adjusted net realized and unrealized gains (losses), net of taxes	$(20,477)	$(0.11)	$(76,016)	$(0.41)	$9,088	$0.05	$(108,183)	$(0.59)	$117,372	$0.72

The following table provides a reconciliation of net increase (decrease) in net assets resulting from operations (the most comparable U.S. GAAP measure) to adjusted earnings (loss) for the periods presented:

	For the three months ended						For the year ended

	September 30, 2022 (unaudited)		June 30, 2022 (unaudited)		September 30, 2021 (unaudited)		September 30, 2022		September 30, 2021

($ in thousands, except per share data)	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share

Net increase (decrease) in net assets resulting from operations	$13,208	$0.07	$(37,834)	$(0.21)	$36,561	$0.20	$29,223	$0.16	$237,260	$1.46

Less: Interest income accretion related to merger accounting adjustments	(2,173)	(0.01)	(2,188)	(0.01)	(5,571)	(0.03)	(11,217)	(0.06)	(11,296)	(0.07)

Less: Net realized and unrealized losses (gains) related to merger accounting adjustments	2,173	0.01	2,188	0.01	5,569	0.03	11,215	0.06	(22,782)	(0.14)

Adjusted earnings (loss)	$13,208	$0.07	$(37,834)	$(0.21)	$36,559	$0.20	$29,221	$0.16	$203,182	$1.25

Conference Call Information

Oaktree Specialty Lending will host a conference call to discuss its fourth fiscal quarter and full year 2022 results at 11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time on November 15, 2022. The conference call may be accessed by dialing (877) 507-3275 (U.S. callers) or +1 (412) 317-5238 (non-U.S. callers). All callers will need to reference “Oaktree Specialty Lending” once connected with the operator. Alternatively, a live webcast of the conference call can be accessed through the Investors section of Oaktree Specialty Lending’s website, www.oaktreespecialtylending.com. During the conference call, the Company intends to refer to an investor presentation that will be available on the Investors section of its website.

For those individuals unable to listen to the live broadcast of the conference call, a replay will be available on Oaktree Specialty Lending’s website, or by dialing (877) 344-7529 (U.S. callers) or +1 (412) 317-0088 (non-U.S. callers), access code 8580879, beginning approximately one hour after the broadcast.

About Oaktree Specialty Lending Corporation

Oaktree Specialty Lending Corporation (NASDAQ:OCSL) is a specialty finance company dedicated to providing customized one-stop credit solutions to companies with limited access to public or syndicated capital markets. The Company’s investment objective is to generate current income and capital appreciation by providing companies with flexible and innovative financing solutions including first and second lien loans, unsecured and mezzanine loans, and preferred equity. The Company is regulated as a business development company under the Investment Company Act of 1940, as amended, and is externally managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. For additional information, please visit Oaktree Specialty Lending’s website at www.oaktreespecialtylending.com.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the two step-merger of OSI 2 with and into the Company (the “Mergers”) closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI 2 and the Company’s stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates, (x) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or pandemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this press release on information available to it on the date of this press release, and the Company assumes no obligation to update any such forward-looking statements. The Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that the Company in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contacts

Investor Relations:

Oaktree Specialty Lending Corporation

Michael Mosticchio

(212) 284-1900

ocsl-ir@oaktreecapital.com

Media Relations:

Financial Profiles, Inc.

Moira Conlon

(310) 478-2700

mediainquiries@oaktreecapital.com

Oaktree Specialty Lending Corporation

Consolidated Statements of Assets and Liabilities

(in thousands, except per share amounts)

	September 30, 2022	June 30, 2022 (unaudited)	September 30, 2021

ASSETS

Investments at fair value:

Control investments (cost September 30, 2022: $260,305; cost June 30, 2022: $262,244; cost September 30, 2021: $283,599)	$214,165	$222,858	$270,765

Affiliate investments (cost September 30, 2022: $27,353; cost June 30, 2022: $24,617; cost September 30, 2021: $18,763)	26,196	23,427	18,289

Non-control/Non-affiliate investments (cost September 30, 2022: $2,330,096; cost June 30, 2022: $2,378,626; cost September 30, 2021: $2,236,759)	2,253,750	2,319,104	2,267,575

Total investments at fair value (cost September 30, 2022: $2,617,754; cost June 30, 2022: $2,665,487; cost September 30, 2021: $2,539,121)	2,494,111	2,565,389	2,556,629

Cash and cash equivalents	23,528	34,306	29,334

Restricted cash	2,836	2,009	2,301

Interest, dividends and fees receivable	35,598	29,130	22,125

Due from portfolio companies	22,495	6,881	1,990

Receivables from unsettled transactions	4,692	3,274	8,150

Due from broker	45,530	36,340	1,640

Deferred financing costs	7,350	7,918	9,274

Deferred offering costs	32	32	34

Deferred tax asset, net	1,687	1,698	714

Derivative assets at fair value	6,789	1,134	1,912

Other assets	1,665	1,267	2,284

Total assets	$2,646,313	$2,689,378	$2,636,387

LIABILITIES AND NET ASSETS

Liabilities:

Accounts payable, accrued expenses and other liabilities	$3,701	$2,324	$3,024

Base management fee and incentive fee payable	15,940	15,563	32,649

Due to affiliate	3,180	3,540	4,357

Interest payable	7,936	8,356	4,597

Director fees payable	—	38	—

Payables from unsettled transactions	26,981	8,556	8,086

Derivative liability at fair value	41,969	30,866	2,108

Credit facilities payable	700,000	745,000	630,000

Unsecured notes payable (net of $5,020, $5,390 and $6,501 of unamortized financing costs as of September 30, 2022, June 30, 2022 and September 30, 2021, respectively)	601,043	611,606	638,743

Total liabilities	1,400,750	1,425,849	1,323,564

Commitments and contingencies

Net assets:

Common stock, $0.01 par value per share, 250,000 shares authorized; 183,374, 183,374 and 180,361 shares issued and outstanding as of September 30, 2022, June 30, 2022 and September 30, 2021, respectively	1,834	1,834	1,804

Additional paid-in-capital	1,826,498	1,826,498	1,804,354

Accumulated overdistributed earnings	(582,769)	(564,803)	(493,335)

Total net assets (equivalent to $6.79, $6.89 and $7.28 per common share as of September 30, 2022, June 30, 2022 and September 30, 2021, respectively)	1,245,563	1,263,529	1,312,823

Total liabilities and net assets	$2,646,313	$2,689,378	$2,636,387

Oaktree Specialty Lending Corporation

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three months ended September 30, 2022 (unaudited)	Three months ended June 30, 2022 (unaudited)	Three months ended September 30, 2021 (unaudited)	Year ended September 30, 2022	Year ended September 30, 2021

Interest income:

Control investments	$3,829	$3,400	$3,670	$14,043	$11,792

Affiliate investments	574	470	279	1,744	716

Non-control/Non-affiliate investments	57,021	50,707	51,144	212,677	161,864

Interest on cash and cash equivalents	295	151	1	452	9

Total interest income	61,719	54,728	55,094	228,916	174,381

PIK interest income:

Non-control/Non-affiliate investments	6,011	5,178	4,960	20,526	16,447

Total PIK interest income	6,011	5,178	4,960	20,526	16,447

Fee income:

Control investments	12	12	13	50	59

Affiliate investments	5	5	5	20	20

Non-control/Non-affiliate investments	1,522	2,258	627	6,561	14,019

Total fee income	1,539	2,275	645	6,631	14,098

Dividend income:

Control investments	875	875	3,101	6,366	4,459

Non-control/Non-affiliate investments	—	81	—	81	—

Total dividend income	875	956	3,101	6,447	4,459

Total investment income	70,144	63,137	63,800	262,520	209,385

Expenses:

Base management fee	9,703	9,819	9,768	39,556	32,288

Part I incentive fee	6,986	6,497	6,015	26,644	21,598

Part II incentive fee	—	(6,796)	1,629	(8,791)	17,615

Professional fees	1,389	885	1,288	4,418	4,231

Directors fees	160	160	160	603	607

Interest expense	15,751	11,870	9,032	46,929	30,518

Administrator expense	278	271	463	1,246	1,510

General and administrative expenses	769	811	716	2,986	2,725

Total expenses	35,036	23,517	29,071	113,591	111,092

Fees waived	(750)	(750)	(750)	(3,000)	(1,608)

Net expenses	34,286	22,767	28,321	110,591	109,484

Net investment income before taxes	35,858	40,370	35,479	151,929	99,901

(Provision) benefit for taxes on net investment income	—	—	(2,437)	(3,308)	(2,795)

Net investment income	35,858	40,370	33,042	148,621	97,106

Unrealized appreciation (depreciation):

Control investments	(6,754)	(16,991)	1,395	(33,306)	31,731

Affiliate investments	33	(328)	355	(683)	568

Non-control/Non-affiliate investments	(16,803)	(67,806)	(3,311)	(107,136)	80,531

Foreign currency forward contracts	5,655	(1,630)	(537)	4,877	1,689

Net unrealized appreciation (depreciation)	(17,869)	(86,755)	(2,098)	(136,248)	114,519

Realized gains (losses):

Control investments	—	—	—	1,868	—

Non-control/Non-affiliate investments	(4,303)	416	827	1,585	27,094

Foreign currency forward contracts	1,547	8,796	2,912	13,726	(674)

Net realized gains (losses)	(2,756)	9,212	3,739	17,179	26,420

(Provision) benefit for taxes on realized and unrealized gains (losses)	(2,025)	(661)	1,878	(329)	(785)

Net realized and unrealized gains (losses), net of taxes	(22,650)	(78,204)	3,519	(119,398)	140,154

Net increase (decrease) in net assets resulting from operations	$13,208	$(37,834)	$36,561	$29,223	$237,260

Net investment income per common share — basic and diluted	$0.20	$0.22	$0.18	$0.82	$0.60

Earnings (loss) per common share — basic and diluted	$0.07	$(0.21)	$0.20	$0.16	$1.46

Weighted average common shares outstanding — basic and diluted	183,374	183,370	180,361	182,181	162,118

Exhibit 99.2 fourth quarter 2022 earnings presentation november 15, 2022 nasdaq: ocsl

Forward Looking Statements & Legal Disclosures Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (together with its affiliates, “Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2022. Other factors that could cause actual results to differ materially include: the timing or likelihood of the two step- merger of Oaktree Strategic Income II, Inc. (“OSI2”) with and into us (the Mergers ) closing; the expected synergies and savings associated with the Mergers; the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; the percentage of OSI2 and our stockholders voting in favor of the proposals submitted for their approval; the possibility that competing offers or acquisition proposals will be made; the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; risks related to diverting management’s attention from ongoing business operations; the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; changes in the economy, financial markets and political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or pandemics; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; and other considerations disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It In connection with the Mergers, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a preliminary joint proxy statement of OCSL and OSI2 (the “Preliminary Joint Proxy Statement”), and OCSL and OSI2 plan to file with the SEC a definitive joint proxy statement (the “Joint Proxy Statement”) and mail to their respective stockholders the Joint Proxy Statement and the final prospectus of OCSL. The Joint Proxy Statement will contain, and the Registration Statement contains, important information about OSI2, OCSL, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OSI2 AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com. Participants in the Solicitation OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI2 is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. 1

Forward Looking Statements & Legal Disclosures (continued) Calculation of Assets Under Management References to total assets under management or AUM represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ( DoubleLine Capital ), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (“NAV”) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ( CLOs ), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) Oaktree's pro rata portion (20%) of the AUM reported by DoubleLine Capital. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions. Unless otherwise indicated, data provided herein are dated as of September 30, 2022. 2

Highlights for the Quarter Ended September 30, 2022 • $0.18 per share as compared with $0.17 per share for the quarter ended June 30, 2022 adjusted net • GAAP net investment income was $0.20 per share as compared with $0.22 per share for the quarter ended June 30, 2022 1 investment income • The increase in adjusted net investment income was primarily related to higher interest income from rising interest rates • $6.79 as compared with $6.89 as of June 30, 2022 net asset value • Decrease primarily due to unrealized losses related to wider credit spreads impacting the valuation of the portfolio as well as write- per share downs in certain equity investments • Declared a cash distribution of $0.18 per share, an increase of 6% from the prior quarter and 16% from one year ago, payable on December 30, 2022 to stockholders of record as of December 15, 2022 dividends • Tenth consecutive quarter with a distribution increase • Declared a special cash distribution of $0.14 per share payable on December 30, 2022 to stockholders of record as of December 15, 2022 to offset an increase in taxable income driven by realized gains on foreign currency forward contracts and equity investments • $97 million of new investment commitments investment • 9.9% weighted average yield on new debt investments activity • $85 million of new investment fundings and received $146 million of proceeds from prepayments, exits, other paydowns and sales • $2.5 billion at fair value diversified across 149 portfolio companies • 10.6% weighted average yield on debt investments, up from 9.3% as of June 30, 2022 primarily due to higher base rates investment portfolio • 86% of debt portfolio was floating rate • No investments on non-accrual status • 1.06x net debt to equity ratio, as compared with 1.08x as of June 30, 2022 capital structure & liquidity • $24 million of cash and $500 million of undrawn capacity on credit facilities 3 1 See page 24 for a description of this non-GAAP measure.

Portfolio Summary portfolio characteristics portfolio composition (At fair value) (As % of total portfolio at fair value; $ in millions) 4% 2% First Lien – $1,776 7% $2.5bn 149 Second Lien – $390 total investments portfolio companies 16% Unsecured – $57 Equity – $104 71% Joint Ventures – $167 10.6% $130mm 2, 3 top ten sub-industries weighted average yield on median debt portfolio 1 debt investments company ebitda (As % of total portfolio at fair value) Application Software 15.4% Pharmaceuticals 4.8% Data Processing & Outsourced Services 4.5% Biotechnology 4.3% Health Care Technology 3.9% 87% 0 Industrial Machinery 3.2% senior secured non-accruals Specialized Finance 2.9% debt investments Internet & Direct Marketing Retail 2.8% Aerospace & Defense 2.5% Construction & Engineering 2.5% As of September 30, 2022 Note: Numbers may not sum due to rounding. 1 Excludes investments in negative EBITDA borrowers, structured products and recurring revenue software businesses. 2 Based on GICS sub-industry classification. 3 Excludes multi-sector holdings, which is primarily composed of investments in Senior Loan Fund JV I LLC (the “Kemper JV”) and OCSI Glick JV (the “Glick JV”), joint ventures that invest primarily in senior secured loans of middle market companies. 4

Portfolio Diversity 1 diversity by investment size portfolio by industry (As % of total portfolio at fair value) (As % of total portfolio at fair value) Industry % of Portfolio Joint Ventures Software 15.9% 7% Top 10 Investments IT Services 7.0 20% Pharmaceuticals 4.8 Biotechnology 4.3 Specialty Retail 4.3 Health Care Providers & Services 4.0 Diversified Financial Services 3.9 Health Care Technology 3.9 Next 15 Real Estate Management & Development 3.5 Investments 20% Chemicals 3.4 Remaining 122 Investments Machinery 3.2 53% Internet & Direct Marketing Retail 2.8 Remaining 29 Industries 32.0 Joint Ventures 6.7 OCSL’s portfolio is diverse across borrowers and industries As of September 30, 2022 Note: Numbers may not sum due to rounding. 1 Based on GICS industry classification. 5

Investment Activity new investment highlights historical funded originations and exits ($ in millions) $500 $416 400 $97mm $85mm 300 $241 $235 $236 $202 $180 new investment new investment 200 $146 $130 $130 1 commitments fundings $85 100 0 9/30/21 12/31/21 3/31/22 6/30/22 9/30/22 1 2 New Funded Investments Investment Exits 9.9% 100% new investment composition weighted average yield on also held by other new debt commitments oaktree funds (As % of new investment commitments; $ in millions) 1% First Lien – $65 32% $92mm $5mm Unsecured Debt – $31 new investment new investment commitments in new commitments in existing 67% portfolio companies portfolio companies Equity – $1 Note: Numbers rounded to the nearest million or percentage point and may not sum as a result. 1 New funded investments includes drawdowns on existing delayed draw and revolver commitments. 2 Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 6

Investment Activity (continued) new investment commitment detail ($ in millions) Security Type Market Investment Number of Unsecured & Private Primary Secondary Avg. Secondary Fiscal Quarter Commitments Deals First Lien Second Lien Other Placement (Public) (Public) Purchase Price 2Q2020 $273 39 $210 $21 $42 $141 $58 $75 83% 3Q2020 261 18 177 8 76 154 71 35 74 4Q2020 148 10 123 25 0.5 90 57 2 96 1Q2021 286 21 196 90 -- 181 84 22 93 2Q2021 318 20 253 44 21 245 63 10 93 3Q2021 178 10 141 25 12 104 70 5 97 4Q2021 385 20 350 13 23 304 79 2 100 1Q2022 300 21 220 77 2 227 73 -- N/A 2Q2022 228 25 163 17 48 162 26 40 96 3Q2022 132 28 100 6 25 63 5 63 91 4Q2022 97 11 65 -- 32 71 22 4 92 Note: Numbers may not sum due to rounding. Excludes any positions originated, purchased and sold within the same quarter. 7

Financial Highlights As of ($ and number of shares in thousands, except per share amounts) 9/30/2022 6/30/2022 3/31/2022 12/31/2021 9/30/2021 GAAP Net Investment Income per Share $0.20 $0.22 $0.22 $0.18 $0.18 1 Adjusted Net Investment Income per Share $0.18 $0.17 $0.18 $0.17 $0.16 Net Realized and Unrealized Gains (Losses), Net of Taxes per Share $(0.12) $(0.43) $(0.14) $0.04 $0.02 1 Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes per Share $(0.11) $(0.41) $(0.12) $0.06 $0.05 Earnings (Loss) per Share $0.07 $(0.21) $0.08 $0.22 $0.20 1 Adjusted Earnings (Loss) per Share $0.07 $(0.21) $0.08 $0.22 $0.20 Distributions per Share $0.170 $0.165 $0.160 $0.155 $0.145 NAV per Share $6.79 $6.89 $7.26 $7.34 $7.28 Weighted Average Shares Outstanding 183,374 183,370 181,598 180,381 180,361 Shares Outstanding, End of Period 183,374 183,374 183,205 180,469 180,361 Investment Portfolio (at Fair Value) $2,494,111 $2,565,389 $2,644,775 $2,588,623 $2,556,629 Cash and Cash Equivalents $23,528 $34,306 $39,366 $43,765 $29,334 Total Assets $2,646,313 $2,689,378 $2,756,682 $2,699,939 $2,636,387 2 Total Debt Outstanding $1,301,043 $1,356,606 $1,363,660 $1,285,461 $1,268,743 Net Assets $1,245,563 $1,263,529 $1,330,376 $1,325,061 $1,312,823 Total Debt to Equity Ratio 1.08x 1.10x 1.05x 0.98x 0.97x Net Debt to Equity Ratio 1.06x 1.08x 1.02x 0.95x 0.95x 3 Weighted Average Interest Rate on Debt Outstanding 4.4% 3.2% 2.5% 2.3% 2.4% 1 See page 24 for a description of the non-GAAP measures. 2 Net of unamortized financing costs. 3 Includes effect of the interest rate swap agreement the Company entered into in connection with the issuance of the 2027 Notes. 8

OAKTREE
OCSL | Specialty Lending Corporation

Portfolio Highlights

	As of				
($ in thousands, at fair value)	**9/30/2022**	**6/30/2022**	**3/31/2022**	**12/31/2021**	**9/30/2021**
Investments at Fair Value	$2,494,111	$2,565,389	$2,644,775	$2,558,623	$2,556,629
Number of Portfolio Companies	149	151	146	140	138
Average Portfolio Company Debt Investment Size	$16,500	$16,700	$17,700	$18,500	$18,700
Asset Class:					
First Lien	71.2%	70.0%	69.0%	69.7%	69.1%
Second Lien	15.7	16.6	17.3	17.7	17.6
Unsecured Debt	2.3	2.5	2.1	1.0	1.7
Equity	4.2	4.3	4.5	4.2	4.2
Limited Partnership Interests	--	--	--	0.0	0.0
Joint Venture Interests	6.7	6.6	7.1	7.4	7.4
Interest Rate Type for Debt Investments:					
% Floating-Rate	86.5%	87.8%	89.0%	91.6%	91.5%
% Fixed-Rate	13.5	12.2	11.0	8.4	8.5
Yields:					
Weighted Average Yield on Debt Investments[1]	10.6%	9.3%	8.8%	8.7%	8.7%
Cash Component of Weighted Average Yield on Debt Investments	9.3	8.2	7.6	7.5	7.4
Weighted Average Yield on Total Portfolio Investments[2]	10.2	9.0	8.4	8.3	8.3

Note: Numbers may not sum due to rounding.

[1] *Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments, including the Company's share of the return on debt investments in the Kemper JV and Glick JV, and excluding any amortization or accretion of interest income resulting solely from the cost basis established by ASC 805 for the assets acquired in connection with the merger of Oaktree Strategic Income Corporation with an into us (the "OCSI Merger"). See page 24 for a description of the non-GAAP financial measures.*

[2] *Annual stated yield earned plus net annual amortization of OID or premium earned on accruing investments and dividend income, including the Company's share of the return on debt investments in the Kemper JV and Glick JV, and excluding any amortization or accretion of interest income resulting solely from the cost basis established by ASC 805 for the assets acquired in connection with the OCSI Merger. See page 24 for a description of the non-GAAP financial measures.*

9

Investment Activity As of ($ in thousands) 9/30/2022 6/30/2022 3/31/2022 12/31/2021 9/30/2021 New Investment Commitments $97,000 $131,900 $227,900 $299,900 $385,000 1 New Funded Investment Activity $84,500 $130,000 $236,200 $240,800 $416,400 Proceeds from Prepayments, Exits, Other Paydowns and Sales $146,100 $129,900 $180,100 $235,000 $201,800 2 Net New Investments $(61,600) $100 $56,100 $5,800 $214,600 New Investment Commitments in New Portfolio Companies 6 12 16 12 14 New Investment Commitments in Existing Portfolio Companies 5 16 9 9 6 Portfolio Company Exits 8 7 10 10 11 Weighted Average Yield at Cost on New Debt Investment Commitments 9.9% 9.2% 8.7% 8.1% 8.6% 1 New funded investment activity includes drawdowns on existing revolver commitments. 2 Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales. 10

Net Asset Value Per Share Bridge adjusted net realized and unrealized adjusted nii gains (losses), net of taxes $7.50 $0.18 ($0.11) ($0.01) ($0.11) $0.01 ($0.01) 7.00 $0.20 ($0.17) 6.50 6.00 5.50 $6.89 $6.79 5.00 4.50 4.00 6/30/22 NAV GAAP Net Investment Interest Income Net Unrealized Net Realized Gain / Net Realized & Distributions 9/30/22 NAV 1 Income Accretion Related to Appreciation / (Loss) Unrealized Loss 1 Merger Accounting (Depreciation) Related to Merger Adjustments Accounting Adjustments Note: Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. Numbers may not sum due to rounding. See page 24 for a description of the non-GAAP measures. 1 Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 11

OAKTREE
OCSL | Specialty Lending Corporation

Capital Structure Overview

0.90x to 1.25x
TARGET LEVERAGE RATIO

Investment Grade Rated
BY MOODY'S AND FITCH

48%
UNSECURED BORROWINGS

$524mm
AVAILABLE LIQUIDITY[3]

FUNDING SOURCES

($ in millions)

	Committed	Principal Outstanding	Interest Rate	Maturity
Syndicated Credit Facility	$1,000	$540	LIBOR + 2.00%	5/4/2026
Citibank Facility	200	160	LIBOR + 1.25%-2.25%[1]	11/18/2024
2025 Notes	300	300	3.500%	2/25/2025
2027 Notes	350	350	2.700% (LIBOR + 1.658%)[2]	1/15/2027
Cash and Cash Equivalents	--	(24)	--	--
Total	**$1,850**	**$1,326**		
Weighted Average Interest Rate		**4.4%**		
Net Debt to Equity Ratio		**1.06x**		

MATURITIES

($ in millions)


$1,000
500
0
$40
$160
$300
$460
$540
$350
2022
2023
2024
2025
2026
2027
2028
Credit Facility Drawn
Credit Facility Undrawn
Unsecured Debt

Diverse and flexible sources of debt capital with no near-term maturities

As of September 30, 2022
Note: Numbers may not sum due to rounding.
[1] The interest rate on outstanding borrowings is LIBOR plus 1.25%-2.20% on broadly syndicated loans subject to observable market depth and LIBOR plus 2.25% on all other eligible loans.
[2] The Company entered into an interest rate swap agreement under which the Company receives a fixed interest rate of 2.700% and pays a floating rate of the three-month LIBOR plus 1.658% on a notional amount of $350 million.
[3] Liquidity was composed of $23.5 million of unrestricted cash and cash equivalents and $500.0 million of undrawn capacity under the credit facilities (subject to borrowing base and other limitations).

12

OAKTREE
OCSL | Specialty Lending Corporation

Funding and Liquidity Metrics

LEVERAGE UTILIZATION

($ in millions)


$2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$1,850
$1,850
$1,850
$1,850
$550
$455
$455
$500
$1,300
$1,395
$1,395
$1,350
12/31/2021
3/31/2022
6/30/2022
9/30/2022
Total Debt Outstanding
Undrawn Capacity

	12/31/2021	3/31/2022	6/30/2022	9/30/2022
Cash	$44	$39	$34	$24
Net Assets	$1,325	$1,330	$1,264	$1,246
Net Leverage	0.95x	1.02x	1.08x	1.06x
Total Leverage	0.98x	1.05x	1.10x	1.08x

LIQUIDITY OVERVIEW

($ in millions)

	12/31/2021	3/31/2022	6/30/2022	9/30/2022
Credit Facilities Committed	$1,200	$1,200	$1,200	$1,200
Credit Facilities Drawn	(650)	(745)	(745)	(700)
Cash and Cash Equivalents	44	39	34	24
Total Liquidity	**594**	**494**	**489**	**524**
Total Unfunded Commitments[1]	(246)	(195)	(183)	(175)
Unavailable Unfunded Commitments[2]	43	42	56	33
Adjusted Liquidity	**$391**	**$342**	**$362**	**$382**

Ample liquidity to support funding needs[3]

[1] *Excludes unfunded commitments to the Kemper JV and Glick JV.*
[2] *Includes unfunded commitments ineligible to be drawn due to certain limitations in credit agreements.*
[3] *As of September 30, 2022, we have analyzed cash and cash equivalents, availability under our credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.*

13

Strategic Joint Ventures are Accretive to Earnings ocsl’s joint ventures are income-enhancing vehicles that primarily invest in senior secured loans of middle market companies and other corporate debt securities Key Attributes of Joint Ventures: • Equity ownership: 87.5% OCSL and 12.5% joint venture partner • Shared voting control: 50% OCSL and 50% joint venture partner kemper jv characteristics glick jv characteristics (At fair value) (At fair value) $117mm 4.7% $50mm 2.0% ocsl’s investments % of ocsl’s ocsl’s investments % of ocsl’s in the kemper jv portfolio in the glick jv Portfolio $4.1mm 13.7% $1.7mm 13.3% net investment return on ocsl’s net investment return on ocsl’s 1 3 2 3 income investment, annualized income investment, annualized combined portfolio summary portfolio company wtd. avg. debt portfolio investment portfolio first lien count yield leverage ratio $493mm 95% 62 8.8% 1.6x As of September 30, 2022 1 Represents OCSL’s 87.5% share of the Kemper JV’s net investment income (excluding subordinated note interest expense) earned during the quarter ended September 30, 2022. 14 2 Represents OCSL’s 87.5% share of the Glick JV’s net investment income (excluding subordinated note interest expense) earned during the quarter ended September 30, 2022. 3 Calculated as OCSL’s share of each respective joint venture’s net investment income annualized, divided by the fair value of OCSL’s investments in each joint venture as of June 30, 2022.

Compelling Performance Under Oaktree Management nav and cumulative distributions paid per share $10.00 9.00 $1.71 $1.87 $1.55 8.00 $1.41 $2.03 $2.20 $1.28 $1.16 $1.05 7.00 $0.75 $0.66 $0.56 $0.47 $0.94 $0.37 $0.18 $0.28 $0.09 6.00 $0.85 5.00 $7.34 $7.22 $7.28 $7.26 $7.09 4.00 $6.85 $6.89 $6.79 $6.60 $6.60 $6.61 $6.55 $6.49 $6.19 $6.09 $6.09 $5.95 $5.87 $5.81 $5.34 3.00 2.00 1.00 12/31/17 3/31/18 6/30/18 9/30/18 12/31/18 3/31/19 6/30/19 9/30/19 12/31/19 3/31/20 6/30/20 9/30/20 12/31/20 3/31/21 6/30/21 9/30/21 12/31/21 3/31/22 6/30/22 9/30/22 1 NAV Per Share Cumulative Distributions Paid Per Share 2 OCSL has generated a 9.6% annualized return on equity under Oaktree management 1 Cumulative distributions declared and paid from December 31, 2017 through September 30, 2022. 2 Annualized return on equity calculated as the change in net asset value plus distributions paid from December 31, 2017 through September 30, 2022. 15

Strong Earnings and Dividend Growth in FY 2022 adjusted net investment income per share and roe quarterly dividends declared per share ($ in millions) ($ in millions) 1 16% increase from September 30, 2021 9.6% LTM return on adjusted NII $0.20 $0.20 $0.18 $0.180 $0.18 $0.17 $0.17 0.18 $0.170 0.18 $0.165 $0.160 $0.155 0.16 0.16 0.14 0.14 0.12 0.12 0.10 0.10 0.08 0.08 0.06 0.06 0.04 0.04 0.02 0.02 0.00 0.00 12/31/21 3/31/22 6/30/22 9/30/22 9/30/21 12/31/21 3/31/22 6/30/22 9/30/22 Adjusted Net Investment Income Per Share Dividends Declared Per Share OCSL’s earnings in fiscal year 2022 were bolstered by the strength of the portfolio and positive impact from rising interest rates Note: Please refer to page 24 for a description of adjusted net investment income, which is a non-GAAP financial measure. GAAP net investment income per share was $0.20, $0.22, $0.22, $0.18 and $0.18 for the quarters ended September 30, 2022, June 30, 2022, March 31, 2022, December 31, 2021 and September 30, 2021, respectively. 16 1 Calculated as reported adjusted net investment income per share divided by beginning NAV per share.

Opportunities to Increase Return on Equity 4 1 2 3 continue rotating into positioned for cont’d operate within target optimize higher-yielding leverage range interest rate increases joint ventures investments • Recently revised target • 86% of the debt portfolio at • Opportunity to improve the • Opportunity to increase debt to equity ratio of fair value was composed of portfolio’s yield by rotating underlying joint venture 0.90x to 1.25x provides the floating rate debt out of lower-yielding portfolio yields by rotating Company with increased investments investments into higher- into higher-yielding capacity to invest in yielding, proprietary loans investments • Base rates are now above attractive opportunities or discounted secondary – $55 million of the portfolio’s weighted amid the current market market purchases investments with interest average interest rate floor environment rates equal to or below and are positively • $31 million at fair value of LIBOR + 3.75% in the • Net debt to equity was impacting net investment senior secured loans with 2 joint ventures 1.06x as of September 30, income interest rates at or below 2 2022 LIBOR + 4.50% • Ample dry powder with $500 million of undrawn capacity under credit 1 facilities As of September 30, 2022 1 Subject to borrowing base and other limitations. 2 For senior secured loans that have a cost basis above 92.5%. 17

Appendix

OAKTREE
OCSL | Specialty Lending Corporation

Total Merger Consideration

MERGER CONSIDERATION HIGHLIGHTS

Total merger consideration will be based on the net asset values of OCSL and OSI2

- OCSL to acquire 100% of OSI2 in a stock-for-stock transaction, with shares of OSI2 common stock to be exchanged for shares of OCSL common stock on a NAV-for-NAV basis
- Mergers will result in an ownership split of the combined company proportional to each of OCSL's and OSI2's respective net asset values
- At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions

ILLUSTRATIVE EXAMPLE[1]

($ and share amounts in millions, except per share data)

$18.50 OSI2 NAV PER SHARE ÷ $6.79 OCSL NAV PER SHARE

2.72x EXCHANGE RATIO

(Total NAV and shares in millions)	OSI2	OCSL	Combined
Total NAV	$322	$1,246	$1,568
Shares Outstanding	17.4	183.4	230.7
NAV Per Share	$18.50	$6.79	$6.79

Note: This select financial information of OSI2 is subject to the completion of OSI2's financial closing procedures and is not a comprehensive statement of OSI2's financial position, results of operations or cash flows for the year ended September 30, 2022. Final results may differ materially as a result of the completion of OSI2's financial closing procedures, as well as any subsequent events, including the discovery of information affecting fair values of OSI2's portfolio investments as of September 30, 2022, arising between the date hereof and the completion of OSI2's financial statements and the filing of OSI2's annual report on Form 10-K for the year then ended. The select financial information of OSI2 provided herein has been prepared by, and is the responsibility of, OSI2 management. Ernst & Young LLP, OSI2's independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such select financial information. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

[1] *Based on net asset values as of September 30, 2022. Net asset values do not include the impact of expenses related to the Mergers or any tax-related distributions. Final merger NAV will be determined within 48 hours prior to closing (excluding Sundays and Holidays).*

19

OAKTREE
OCSL | Specialty Lending Corporation

OCSL & OSI2 Comparison

PORTFOLIO AND BALANCE SHEET METRICS

(At fair value, $ in thousands)

	OCSL	OSI2	Combined Company
Portfolio:			
Investments at Fair Value	$2,494,111	$559,313	**$3,053,424**
Top 10 Investments (%)	20.0%	23.8%	**22.3%**
Number of Portfolio Companies	149	115	**158**
First Lien (%)	71%	85%	**74%**
Second Lien (%)	16%	13%	**15%**
Unsecured (%)	2%	0%	**2%**
Equity (%)	4%	2%	**4%**
Joint Venture Interests (%)	7%	-	**5%**
Non-Accruals at Cost	-	-	**-**
Balance Sheet:			
Total Assets	$2,646,313	$597,639	**$3,243,952**
Cash and Cash Equivalents	$23,528	$15,611	**$39,139**
Total Debt Outstanding[1]	$1,301,043	$257,000	**$1,558,043**
Net Assets	$1,245,563	$321,923	**$1,567,486**
Total Debt to Equity Ratio	1.08x	0.80x	**1.03x**
Net Debt to Equity Ratio	1.06x	0.75x	**1.00x**
Unsecured Borrowings[1] (%)	48%	-	**40%**

As of September 30, 2022

Note: This select financial information of OSI2 is subject to the completion of OSI2's financial closing procedures and is not a comprehensive statement of OSI2's financial position, results of operations or cash flows for the year ended September 30, 2022. Final results may differ materially as a result of the completion of OSI2's financial closing procedures, as well as any subsequent events, including the discovery of information affecting fair values of OSI2's portfolio investments as of September 30, 2022, arising between the date hereof and the completion of OSI2's financial statements and the filing of OSI2's annual report on Form 10-K for the year then ended. The select financial information of OSI2 provided herein has been prepared by, and is the responsibility of, OSI2 management. Ernst & Young LLP, OSI2's independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such select financial information. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

[1] *Net of unamortized financing costs.*

20

Non-Core Investment Portfolio Detail non-core investment portfolio characteristics non-core portfolio composition (At fair value; $ in millions) debt investments $120 • $36 million at fair value in two companies 100 $71 80 • Received a $2 million paydown on one investment during the Equity Investments quarter ended September 30, 2022 60 $35 Debt Investments 40 equity investments 20 $36 • $35 million at fair value in 11 companies 0 9/30/2022 1 non-core portfolio progression (At fair value; $ in millions) $1,200 63% of Non-Core Portfolio: 1,000 portfolio 92% reduction since September 30, 2017 800 600 $893 400 3% of 200 portfolio $324 $205 $128 $134 $71 0 9/30/17 9/30/18 9/30/19 9/30/20 9/30/21 9/30/22 Note: Numbers may not sum due to rounding. 1 Excludes investments in the Kemper JV and Glick JV. 21

OAKTREE
OCSL | Specialty Lending Corporation

Quarterly Statement of Operations

	For the three months ended				
($ in thousands)	**9/30/2022**	**6/30/2022**	**3/31/2022**	**12/31/2021**	**9/30/2021**
INVESTMENT INCOME					
Interest income	$61,719	$54,728	$57,019	$55,450	$55,094
PIK interest income	6,011	5,178	4,674	4,663	4,960
Fee income	1,539	2,275	1,905	912	645
Dividend income	875	956	700	3,916	3,101
GAAP total investment income	**70,144**	**63,137**	**64,298**	**64,941**	**63,800**
Less: Interest income accretion related to merger accounting adjustments	(2,173)	(2,188)	(4,008)	(2,848)	(5,571)
Adjusted total investment income	***67,971***	***60,949***	***60,290***	***62,093***	***58,229***
EXPENSES					
Base management fee	9,703	9,819	10,082	9,952	9,768
Part I incentive fee	6,986	6,497	6,704	6,457	6,015
Part II incentive fee	--	(6,796)	(3,746)	1,751	1,629
Interest expense	15,751	11,870	9,908	9,400	9,032
Other operating expenses[1]	2,596	2,127	2,002	2,528	2,627
Total expenses	**35,036**	**23,517**	**24,950**	**30,008**	**29,071**
Reversal of fees waived (fees waived)	(750)	(750)	(750)	(750)	(750)
Net expenses	**34,286**	**22,767**	**24,200**	**29,338**	**28,321**
(Provision) benefit for taxes on net investment income	--	--	--	(3,308)	(2,437)
GAAP net investment income	**35,858**	**40,370**	**40,098**	**32,295**	**33,042**
Less: Interest income accretion related to merger accounting adjustments	(2,173)	(2,188)	(4,008)	(2,848)	(5,571)
Add: Part II incentive fee	--	(6,796)	(3,746)	1,751	1,629
Adjusted net investment income	***$33,685***	***$31,386***	***$32,344***	***$31,198***	***$29,100***

Note: See page 24 for a description of the non-GAAP measures.
[1] Includes professional fees, directors fees, administrator expense and general and administrative expenses.

22

Quarterly Statement of Operations (continued) For the three months ended 9/30/2022 6/30/2022 3/31/2022 12/31/2021 9/30/2021 ($ in thousands, except per share amounts) net realized and unrealized gains (losses) Net unrealized appreciation (depreciation) $(17,869) $(86,755) $(27,038) $(4,586) $(2,098) Net realized gains (losses) (2,756) 9,212 1,402 9,321 3,739 (Provision) benefit for taxes on realized and unrealized gains (losses) (2,025) (661) (21) 2,378 1,878 GAAP net realized and unrealized gains (losses), net of taxes $(22,650) $(78,204) $(25,657) $7,113 $3,519 Less: Net realized and unrealized losses (gains) related to merger accounting 2,173 2,188 4,008 2,846 5,569 adjustments Adjusted net realized and unrealized gains (losses), net of taxes $(20,477) $(76,016) $(21,649) $9,959 $9,088 GAAP net increase (decrease) in net assets resulting from operations $13,208 $(37,384) $14,441 $39,408 $36,561 Less: Interest income accretion related to merger accounting adjustments (2,173) (2,188) (4,008) (2,848) (5,571) Less: Net realized and unrealized losses (gains) related to merger accounting 2,173 2,188 4,008 2,846 5,569 adjustments Adjusted earnings (loss) $13,208 $(37,834) $14,441 $39,406 $36,559 per share data: GAAP total investment income $0.38 $0.34 $0.35 $0.36 $0.35 Adjusted total investment income 0.37 0.33 0.33 0.34 0.32 GAAP net investment income 0.20 0.22 0.22 0.18 0.18 Adjusted net investment income 0.18 0.17 0.18 0.17 0.16 GAAP net realized and unrealized gains (losses), net of taxes (0.12) (0.43) (0.14) 0.04 0.02 Adjusted net realized and unrealized gains (losses), net of taxes (0.11) (0.41) (0.12) 0.06 0.05 GAAP net increase/decrease in net assets resulting from operations 0.07 (0.21) 0.08 0.22 0.20 Adjusted earnings (loss) 0.07 (0.21) 0.08 0.22 0.20 Weighted average common shares outstanding 183,374 183,370 181,598 180,381 180,361 Shares outstanding, end of period 183,374 183,374 183,205 180,469 180,361 23 Note: See page 24 for a description of the non-GAAP measures.

Non-GAAP Disclosures On March 19, 2021, the Company completed the Merger. The Merger was accounted for as an asset acquisition in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations—Related Issues ( ASC 805 ). The consideration paid to OCSI’s stockholders was allocated to the individual assets acquired and liabilities assumed based on the relative fair values of the net identifiable assets acquired other than non-qualifying assets, which established a new cost basis for the acquired OCSI investments under ASC 805 that, in aggregate, was significantly lower than the historical cost basis of the acquired OCSI investments prior to the OCSI Merger. Additionally, immediately following the completion of the OCSI Merger, the acquired OCSI investments were marked to their respective fair values under ASC 820, Fair Value Measurements, which resulted in unrealized appreciation. The new cost basis established by ASC 805 on debt investments acquired will accrete over the life of each respective debt investment through interest income, with a corresponding adjustment recorded to unrealized appreciation on such investment acquired through its ultimate disposition. The new cost basis established by ASC 805 on equity investments acquired will not accrete over the life of such investments through interest income and, assuming no subsequent change to the fair value of the equity investments acquired and disposition of such equity investments at fair value, the Company will recognize a realized gain with a corresponding reversal of the unrealized appreciation on disposition of such equity investments acquired. On March 19, 2021, in connection with the closing of the OCSI Merger, OCSL entered into an amended and restated investment advisory agreement (the “A&R Advisory Agreement”) with Oaktree. The A&R Advisory Agreement amended and restated the existing investment advisory agreement, dated as of May 4, 2020, by and between the Company and Oaktree to (1) waive an aggregate of $6 million of base management fees otherwise payable to Oaktree in the two years following the closing of the OCSI Merger at a rate of $750,000 per quarter (with such amount appropriately prorated for any partial quarter) and (2) revise the calculation of the incentive fees to eliminate certain unintended consequences of the accounting treatment of the OCSI Merger on the incentive fees payable to Oaktree. The Company’s management uses the non-GAAP financial measures described above internally to analyze and evaluate financial results and performance and to compare its financial results with those of other business development companies that have not adjusted the cost basis of certain investments pursuant to ASC 805. The Company’s management believes Adjusted Total Investment Income , Adjusted Total Investment Income Per Share , Adjusted Net Investment Income and Adjusted Net Investment Income Per Share are useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to the accretion income resulting from the new cost basis of the OCSI investments acquired in the OCSI Merger because these amounts do not impact the fees payable to Oaktree under the A&R Advisory Agreement, and specifically as its relates to Adjusted Net Investment Income and Adjusted Net Investment Income Per Share , without giving effect to Part II incentive fees. In addition, the Company’s management believes that “Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes”, “Adjusted Net Realized and Unrealized Gains (Losses), Net of Taxes Per Share”, “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) Per Share” are useful to investors as they exclude the non-cash income/gain resulting from the OCSI Merger and used by management to evaluate the economic earnings of its investment portfolio. Moreover, these metrics align the Company's key financial measures with the calculation of incentive fees payable to Oaktree under with the A&R Advisory Agreement (i.e., excluding amounts resulting solely from the lower cost basis of the acquired OCSI investments established by ASC 805 that would have been to the benefit of Oaktree absent such exclusion). 24

OAKTREE

OCSL | Specialty Lending Corporation

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